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MAR 04 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHASOURCE CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 EAST 57TH STREET, 12TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noelle-Claire LeCann
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noelle-Claire LeCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHASOURCE CAPITAL SECURITIES LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

CATHIAN MCNALLY
Notary Public, State of New York
No. 01MC6033425
Qualified in New York County
Commission Expires 11/15/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alphasource Capital Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the December 31, 2019 Year-End

Contents

Independent Auditor's Opinion Report

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Alphasource Capital Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Alphasource Capital Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 27, 2020

We have served as the Alphasource Capital Securities, LLC's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Alphasource Capital Securities, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2019

ASSETS	
Current Assets	
Checking/Savings	
Chase Checking- 0761	37,674.03
Chase Savings-3501	3,451.82
Total Checking/Savings	41,125.85
Accounts Receivable	
Accounts Receivable (A/R)	17,083.29
Total Accounts Receivable	17,083.29
Other Current Assets	
Interactive Brokers	300.00
Total Other Current Assets	300.00
Total Current Assets	58,509.14
Other Assets	
East Asia Minerals	1,757.69
Illiquid Assets	271.29
Total Other Assets	2,028.98
TOTAL ASSETS	**60,538.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	17,807.99
Total Accounts Payable	17,807.99
Credit Cards	
Credit Card	4,455.39
Total Credit Cards	4,455.39
Other Current Liabilities	
Accrued Expense	
FINRA CRD	1,489.12
SIPC	1,755.19
Total Accrued Expense	3,244.31
Total Other Current Liabilities	3,244.31
Total Current Liabilities	25,507.69
Total Liabilities	25,507.69
Equity	
Opening Balance Equity	27,521.50
Unrealized Gains	1,757.69
Partner Contributions	35,500.00
Partner Distributions	-398,500.00
Retained Earnings	361,144.26
Net Income	7,606.98
Total Equity	35,030.43
TOTAL LIABILITIES & EQUITY	**60,538.12**

The accompanying notes are an integral part of these financial statements.
See accountant's audit report

Alphasource Capital Securities, LLC
Statement of Comprehensive Income
For the year ended December 31, 2019

Ordinary Income/Expense	
Income	
Marketing Fee Income	1,171,044.45
Reimbursable income	3,973.94
Retainer Fee Income	70,915.00
Total Income	1,245,933.39
Gross Profit	1,245,933.39
Expense	
Bank Charges	1,235.00
charitable donations	50.00
Dues & Subscriptions	1,725.00
Insurance	690.00
Legal & Professional Fees	4,950.00
Meals and Entertainment	3,160.08
Office Expenses	288.35
Phone & communications	7,059.37
Regulatory Fees	10,350.34
Rent or Lease	18,000.00
Retainer Fees	52,494.63
Service -Marketing Fee	1,125,184.28
Shipping and delivery expense	58.54
technology	8,084.88
Travel	4,999.46
Total Expense	1,238,329.93
Net Ordinary Income	7,603.46
Other Income/Expense	
Other Income	
Interest Earned	1.87
Other Ordinary Income	1.65
Total Other Income	3.52
Net Other Income	3.52
Net Income	**7,606.98**
Other Comprehensive income (loss)	1,757.68
Comprehensive Income (loss)	**9,364.66**

The accompanying notes are an integral part of these financial statements.
See accountant's audit report

Alphasource Capital Securities, LLC
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

OPERATING ACTIVITIES	
Net Income	7,606.98
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	15,333.10
Interactive Brokers	-300.00
Prepaid Expenses:FINRA CRD	128.26
Accounts Payable (A/P)	-12,923.35
Credit Card	1,670.36
Accrued Expense:FINRA CRD	1,489.12
Accrued Expense:SIPC	1,727.88
Bank Error	-150.00
Net cash provided by Operating Activities	14,582.35
FINANCING ACTIVITIES	
Partner Contributions	5,500.00
Net cash provided by Financing Activities	5,500.00
Net cash increase for period	20,082.35
Cash at beginning of period	21,043.50
Cash at end of period	**41,125.85**

The accompanying notes are an integral part of these financial statements.
See accountant's audit report

Alphasource Capital Securities, LLC
Statement of Changes in Ownership Equity
As of and for the year ended December 31, 2019

Balance, beginning of period		20,165.76
	Partner Contributions	5,500.00
	Comprehensive Income	9,365.66
		14,865.66
Balance at end of period		**35,031.42**

The accompanying notes are an integral part of these financial statements.
See accountant's audit report

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by AlphaSource Capital Securities (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of New York effective April 18, 2007. The Company has adopted a calendar end of December 31.

Description of Business

The Company, located in New York, NY, is a broker dealer for private placements and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of marketing related fees, reimbursable fees, and retainer fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and accounts payable.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations
Revenue concentrations exist because its largest five customers account for more than 25% of revenues.

Income Taxes
No provision for federal income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the member.

NOTE B- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE C -NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement
The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusionfrom-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE E - COMMITMENTS AND CONTINGENCIES
AlphaSource Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F –RENT

The Company is a party to an expense sharing agreement with an affiliate. Under the terms of this agreement, the affiliate pays rent and other charges related for the premises and certain other expenses. The affiliate charged the Company $18,000.00 for rent during the year.

NOTE G -RELATED PARTY TRANSACT1ON

The Company has entered into an expense sharing agreement with an affiliate, AlphaSource Capital Partners LLC. The amount charged to the Company this year was $18,000.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2020, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Alphasource Capital Securities, LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019

Alphasource Capital Securities, LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

Computation of Net Capital

Total Stockholder's Equity

Total Stockholder's Equity	$35,030
Non-Allowable Assets	2,942
Haircuts on Security Positions	
Securities Haircuts	264
Undue Concentration Changes	0
Net allowable Capital	31,824

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	1,701.36
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000.00
Net Capital Requirement on Focus Part IIA	5,000.00
Excess Net Capital on Focus Part IIA	27,106.00
Net Capital Requirement with 1% Add-Back	5,144.30
Excess Net Capital after 1% Add-Back	26,698.01

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	25,508
Percentage of aggregate Indebtedness to net capital	80.11%

Computation of Reconciliation of Net Capital

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	31,824
Adjustments	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	31,824
Reconciled Difference	0.00

Alphasource Capital Securities, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $31,842 which was $26,842 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 80.11%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule, 15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to file, the relevant report shall be included in this Supplemental Information section.

Alphasource Capital Securities, LLC

Supplementary Auditor's Report on Review of Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2019

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Noelle-Claire LeCann
Alphasource Capital Securities, LLC
32 East 57TH Street, 12th
Floor
New York, NY 10504

Dear Noelle-Claire LeCann:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Alphasource Capital Securities, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Alphasource Capital Securities, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Alphasource Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alphasource Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 27, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Alphasource Capital Securities, LLC
Supplementary Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

ALPHASOURCE
Capital Securities LLC

February 27, 2020

Tuttle & Bond, PLLC (6543)
1928 Jackson Ln., China Spring, TX 76633
Ph. 7132561084
Fx. 8325344154

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, AlphaSource Capital Securities LLC

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. We have met the identified exemption from January 1, 2019 through December 31, 2019, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

[signature] 2-27-20

Noelle-Claire LeCann
President
AlphaSource Capital Securities LLC

Date

32 E. 57th St. – 12 Fl. • New York, NY 10022 • ph: 212-308-4500 • www.alphasourcecap.com

TuttleBond
Certified Public Accountants

Alphasource Capital Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Alphasource Capital Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2019, which were agreed to by Alphasource Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Alphasource Capital Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Alphasource Capital Securities, LLC's management is responsible for Alphasource Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2019 through December 31, 2019 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 27, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Alphasource Capital Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

For the Year-End December 31, 2019

SIPC Reconcilation

SIPC 7 Reconcilition

Total Due	$1,868.90			
Overpayment Applied	$0.00			
Balance Due after Applied Overpayment	$1,868.90			
		Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$106.21	7/24/2019	Wire	SIPC
Paid with SIPC 7	$1,602.97	1/10/2020	Wire	SIPC
Paid with Amended SIPC-7	$159.72	2/27/2020	Wire	SIPC
Total Paid	$1,868.90			
Reconciled Difference (Overpayment) Unde	$0.00			